

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 4561

July 5, 2006

Randy S. Selman, CEO
Onstream Media Corporation
1291 SW 29th Avenue
Pompano Beach, Florida 33069

Re: Onstream Media Corporation
Registration Statement on Form S-3
File No. 333-134900
Filed on June 9, 2006

Dear Mr. Selman,

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-3</u>

1. Revise the portion of your filing that is subject to Rule 421(d) so that it satisfies the requirements of that rule. Following the inside cover page, the text preceding the risk factors must be concise and avoid unnecessary detail. For example, please limit the use of defined terms and abbreviations, which requires a reader to learn a new set of vocabulary to understand your document.

<u>Selling Security Holders, page 13</u>

2. Clarify the last sentence in the first paragraph under the subheading "8% Subordinated Secured Convertible Note." To what transaction are you referring when you disclose that "[t]his transaction will be exempt . . ."?

3. We note that the registration statement covers the resale of 412,710 shares that may be issued in the future for services rendered or to be rendered. Because the offer to purchase these common shares appears to have been commenced prior to filing the registration statement, the sale of those securities must be completed before a resale registration statement may be filed. Please revise to eliminate the common shares "issuable in the future for services rendered or to be rendered" or advise why the sale of these common shares was complete before you filed the resale registration statement.

4. We note the registration statement covers the resale of 611,778 shares of common stock which you may issue for payment of interest on 8% subordinated secured convertible notes and 8% senior secured convertible notes. In this regard, disclosure on page 13 indicates that you may elect to "pay the interest on the 8% subordinated secured convertible notes in equity using the common shares to be registered above instead of cash." Similar disclosure on page 13 also indicates that: "[t]he interest is payable either in cash or at our option in registered shares . . . ." As a general matter, a resale registration statement for the resale of shares underlying future interest payments is only appropriate if the holder of the debt instrument lacks control over whether the future interest payments will be made in stock or in cash. As such, please provide us with an analysis as to why you believe that the offer and sale of the interest shares was complete when you filed the resale registration statement. In your analysis, please discuss whether the holder of the note is irrevocably bound to receive the common stock issuable in lieu of cash and whether they are entitled to make additional investment decisions with respect to the interest payments. Finally, please be advised that you may not rely on Rule 416 to register the shares underlying any interest accrued. Please confirm your understanding of this position.

5. Please advise us as to whether or not the registration statement covers the resale of common shares that would be issuable in connection with unexercised "additional investment rights." In this regard, we note disclosure on page 13 that indicates that additional investment rights granted in connection with the purchase of the 8% senior secured convertible notes were exercised in February and April 2005. Yet, we see disclosure in the footnotes that indicates that, for certain selling securityholders, common stock that is being registered for resale underlying warrants are not issuable unless and until "additional" warrants are exercised. Refer, for example to footnotes 27, 29, 30, 49, 50, and 55. We may have further comment.

6. With respect to the shares to be offered for resale by legal entities, please disclose the individual or individuals who exercise the voting and dispositive powers. See Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp.4S of Reg. S-K

section of 3/99 Supp. to Manual. Currently, reference is made to "control persons." If the "control person" exercises sole voting and dispositive powers over the shares held of record by the selling secuityholder, this should be stated.

7. Please be advised that all selling securityholders who are registered broker dealers who did not receive their securities as compensation for investment banking or similar services should be identified as underwriters. With respect to affiliates of broker-dealers, please disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. Please advise.

Plan of Distribution, page 40

8. You indicate that selling shareholders may engage in the short sales against the box. In your response letter, please advise us that Onstream Media Corporation and the selling securityholders are aware of CF Tel. Interp. A.65.

Part II – Information Not Required in Prospectus

Exhibits

Legality Opinion

9. Revise the opinion to opine on the legality of the securities under the laws of the state in which Onstream is incorporated.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Ingram at (202) 551-3397, Anne Nguyen at (202) 551-3611, or me at (202) 551-3735 if you have any questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Joel D. Mayersohn, Esq.
        Arnstein & Lehr, LLP
        Via Facsimile: (954) 713-7700